



Our Ref: CSA/PAC1/24



06017102

14th September 2006

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published 14th September 2006 in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

DF/RK/lt
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

The Standard Thursday, September 14, 2006


SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Announcement

Acquisition of Xiamen Luquan
Connected Transaction

The Directors announce that on 10th September 2006, Top Noble, a wholly-owned subsidiary of Swire Pacific, and Xiamen Light have entered into the Acquisition Agreement, based on Xiamen Luquan's net book asset value of RMB459.81 million as at 31st December 2005, for the acquisition by Top Noble of Xiamen Light's 100% interest in the Sale Interest for a cash consideration of RMB419,235,214.27, subject to Adjustment by reference to *the amount of Xiamen Luquan's net profit for the period from 1st January 2006 to the date of completion of the Acquisition Agreement after any* distribution of net profit during this period. The Sale Interest comprises Xiamen Light's 100% interest in Xiamen Luquan but excludes the Excluded Assets.

Xiamen Luquan is 100% owned by Xiamen Light and is also a substantial shareholder of SCCX which is a subsidiary of Swire Pacific. Xiamen Light is therefore a connected person of Swire Pacific. The Transaction constitutes a connected transaction for Swire Pacific and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

THE ACQUISITION AGREEMENT

Date: 10th September 2006
Parties: (1) Xiamen Light, as seller of the Sale Interest
(2) Top Noble, as purchaser of the Sale Interest

Particulars of the Transaction

On 10th September 2006, Top Noble, a wholly-owned subsidiary of Swire Pacific, and Xiamen Light have entered into the Acquisition Agreement, based on Xiamen Luquan's net book asset value of RMB459.81 million as at *31st December 2005, for the acquisition by Top Noble of the Sale Interest* for a cash consideration of RMB419,235,214.27. The Sale Interest comprises Xiamen Light's 100% interest in Xiamen Luquan but excludes the Excluded Assets.

Xiamen Luquan's principal asset is its 49% shareholding in SCCX. In addition, Xiamen Luquan holds various business interests including tea powder extraction and beverage production.

SCCX was established in 1995 at Xiamen, Fujian Province of the PRC as a Sino-foreign equity joint venture, with 49% shareholding held by Xiamen Luquan and 51% held by Swire Beverages Limited, for the production, sale and distribution of Coca-Cola series beverages in Fujian Province. Swire *Beverages Limited is 87.5% owned by Swire Pacific.*

Consideration for the Acquisition

The consideration for the Transaction is RMB419,235,214.27 and will be payable in cash in the following manner :

(a) 30% to be paid within 7 days after signing of the Acquisition Agreement;
(b) 20% to be paid within 30 days after signing of the Acquisition Agreement; and
(c) the balance 50% to be paid upon completion of the Acquisition *Agreement.*

The consideration for the Transaction is *subject to Adjustment by reference* to the amount of Xiamen Luquan's net profit for the period from 1st January *2006 to the date of completion of the Acquisition Agreement after any* distribution of net profit during this period. The amount of the Adjustment will be determined within 30 days after completion of the Acquisition and settled within 7 days thereafter.

The consideration was determined after arm's length negotiation between the parties after taking into consideration of:

(a) Xiamen Luquan's profit after minority interest, taxation and extraordinary items amounting to RMB32.0 million and RMB28.9 million for 2004 and 2005 *respectively;* and
(b) Xiamen Luquan's net book asset value of RMB459.81 million as at 31st *December 2005.*

Completion

Completion of the Transaction is conditional upon Xiamen Light obtaining all necessary regulatory approvals in the PRC.

On completion of the Acquisition Agreement, Xiamen Luquan will be converted into a wholly foreign owned enterprise and Swire Pacific's attributable interest in SCCX will increase from 44.625% to 93.625%.

Information relating to Xiamen Luquan

The net book asset value of Xiamen Luquan as at 31st December 2005 was RMB459.81 million based on the audited financial statements of Xiamen *Luquan for the year ended 31st December 2005* prepared in accordance with generally accepted accounting principles in the PRC. The net profits (both before and after minority interests, taxation and extraordinary items) of Xiamen Luquan for the two financial years immediately preceding the Acquisition, as extracted from its audited financial statements prepared in accordance with generally accepted accounting principles in the PRC are set out below:

Year ended 31st December	Profit before Minority Interests, Taxation and Extraordinary Items (RMB)	Profit after Minority Interest, Taxation and Extraordinary Items (RMB)
2005	34,923,156.01	28,856,237.70
2004	34,373,966.32	32,035,048.90

Reasons for, and benefits of, the Transaction

SCCX is a leading bottler in Fujian Province and is one of the key bottlers in the Company's beverage investment portfolio in the PRC. The Transaction enables Swire Pacific to obtain overall control of SCCX on terms which it considers to be appropriate.

Compliance with Listing Rules

Xiamen Luquan is 100% owned by Xiamen Light and is also a substantial shareholder of SCCX which is a subsidiary of Swire Pacific. Xiamen Light is therefore a connected person of Swire Pacific. The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Transaction are less than 2.5%. Accordingly, the Transaction constitutes a connected transaction for Swire Pacific and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

Opinion of the Directors

The Directors (including the independent non-executive Directors) consider that the Transaction is on normal commercial terms and in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and its shareholders as a whole.

Clarification

The amount "RMB419,235,214.27", being the consideration for the Transaction prior to Adjustment, was correctly stated in the Chinese version *of the Previous Announcement and in the summary box of the English* version of the Previous Announcement but was inadvertently stated as "RMB419,235,214.27 million" under the sections entitled "Particulars of the Transaction" and "Consideration for the Acquisition" in the English version of the Previous Announcement.

"RMB419,235,214.27 million" should read "RMB419,235,214.27" under the sections entitled "Particulars of the Transaction" and "Consideration for the Acquisition" in the English version of the Previous Announcement.

DEFINITIONS

"Acquisition Agreement" The sale and purchase agreement dated 10th September 2006 entered into between Xiamen Light and Top Noble.

"Adjustment" An adjustment such that if the net profit of Xiamen Luquan (excluding the Excluded Assets) for the period from 1st January 2006 to the date of completion of the Acquisition Agreement after any distribution of net profit during this period is:
(i) a positive amount, an amount equal to such positive amount is to be added to the consideration; or
(ii) a negative amount, an amount equal to such negative amount is to be deducted from the consideration.

"Board" The board of Directors.

"Company" or "Swire Pacific" Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is investment holding.

"Directors" The directors of Swire Pacific.

"Excluded Assets" Certain assets owned by Xiamen Luquan and excluded from the Transaction, comprising *mainly:*
(a) a 39% shareholding in Fuzhou Zhongfu *Packaging Company Limited;*
(b) a 6-storey office building of 1,648.54 square metres located at 99 Fengyu Road, Xiamen; and
(c) "Lu Fang" trade mark

"Listing Rules" The Rules Governing the Listing of Securities on the *Stock Exchange.*

"Previous Announcement" The Company's announcement dated 11th September 2006 in respect of the Transaction.

"PRC" The People's Republic of China.

"Sale Interest" 100% equity interest in Xiamen Luquan excluding the Excluded Assets.

"SCCX" Swire Coca-Cola Beverages Xiamen Limited, a Sino-foreign equity joint venture established in the PRC and owned 49% by Xiamen Luquan and 51% by *Swire Pacific's subsidiary Swire Beverages Limited.*

"Stock Exchange" The Stock Exchange of Hong Kong Limited.

"Top Noble" Top Noble Limited, a wholly-owned subsidiary of *Swire Pacific* and the principal activity of which is investment holding.

"Transaction" The acquisition of the Sale Interest pursuant to the terms of the *Acquisition Agreement.*

"Xiamen Light" Xiamen Light Industry Group Corp. Ltd., a company incorporated in the PRC and the principal activity of which is investment holding.

"Xiamen Luquan" Xiamen Luquan Industries General Co. Ltd., a state owned enterprise established in the PRC and wholly owned by Xiamen Light.

The Directors of the Company as at the date of this announcement are:
Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho, K G Kerr, and J R Slosar;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M C C Sze and M M T Yang.

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 13th September 2006